Exhibit 12.1

ELIZABETH ARDEN, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended January 31,		Five-Month Transition Ended June 30,	Year Ended June 30,
	2004		2004	2005	2006	2007	2008
Earnings, as defined:
Net income (loss)	$2,036		$(31,843)	$37,604	$32,794	$37,334	$19,901
Income taxes	(4,112)		(14,188)	17,403	11,281	7,474	1,534
Fixed charges, as defined below	43,226		11,468	27,893	28,257	35,073	34,485

Total earnings, as defined	$41,150		$(34,563)	$82,900	$72,332	$79,881	55,920

Fixed charges, as defined	$43,226		$11,468	$27,893	$28,257	$35,073	34,485

Total fixed charges, as defined	$43,226		$11,468	$27,893	$28,257	$35,073	34,485

Ratio of earnings to fixed charges	0.95	(1)	(2)	2.97	2.56	2.28	1.62

The Company’s consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges. Fixed charges include interest, amortization of debt expense, discount on premium relating to indebtedness and one-third of rental expense.

(1)	For the fiscal year ended January 31, 2004, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $2.1 million were necessary for the fiscal year ended January 31, 2004 to provide a one-to-one coverage ratio.

(2)	For the five-month transition fiscal year ended June 30, 2004, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $46.0 million were necessary for the five-month transition fiscal year ended June 30, 2004 to provide a one-to-one coverage ratio.